                                                                      EXHIBIT 62


                                                                      JOE LASALA


                                 CONFIDENTIAL
                                 ------------


                                   OLYMPUS




                               PROJECT MERCURY
                               BRIEFING REPORT
                                    5/3/97

                                   [UPR LOGO]

                          INTER-OFFICE CORRESPONDENCE


TO:             Jack Messman                            OFFICE: FW
FROM:           Karl Nesselrode                         DATE:   5/3/97
SUBJECT:        Project Mercury


In preparation for your anticipated phone call with the Mercury CEO on May 5, the Mercury Project Team has developed this briefing package. An Executive Summary is on the next page.

The Mercury Project Team consists of:
        - UPR (Olympus, Law, Finance and Tax)
        - Smith Barney
        - Morgan, Lewis & Bockius LLP
        - Skadden, Arps, Slate, Meagher & Flom LLP
        - Robinson, Lerer & Montgomery (communications consultant)

Sections Included:

1       Recommended Deal Terms for the Initial Conversation

2 Overall Approach Strategy (with draft "bear hug" letter seeking for force negotiations without commencing a tender offer)

3       Strategic Rationale for a Merger

4       Biographical and Compensation Summary of Mercury CEO

5       Role Playing Scenarios: Initial discussions between CEOs

6       Key Questions That May Be Asked (with suggested answers)

7       Preliminary Credit Rating Analysis

8       Summary of Requirements for an Unfriendly Tender Offer

9       Summary of Media and Analyst Coverage - by Robinson Lerer & Montgomery

10      Mercury Project Team Contact List

There are a number of works in progress which will be completed by Friday, May 9.

-       5-Year Financial Projection for Combined Company
-       Detailed Credit Analysis
-       Impact of Announcement on UPR Stock Price
-       Detailed Timetable for Friendly and Unfriendly Deals


HIGHLY CONFIDENTIAL

                                                                       HIGHLY
                                                                    CONFIDENTIAL

EXECUTIVE SUMMARY

The recommended approach is to persistently, and with progressive pressure tactics, convince their CEO to negotiate a friendly merger. A degree of patience is required, and although initiating a hostile tender offer may be necessary, there are several preliminary steps which should [sic] taken. Tab 2 contains an overview of the themes UPR should follow during negotiations and execution of this merger. Tab 3 summarizes the strategic rationale for the merger, which is the basis of UPR's proposal to Mercury.


May 5 Phone Call

The goal is to set up a face-to-face meeting to communicate UPR's proposal.


Initial Face-to-Face Meeting

The goal is to verbally communicate our proposal outlined in Tab 1, and get their CEO's reaction. There are a number of possible scenarios which could occur in this meeting ranging from complete acceptance to outright rejection. Four likely scenarios are outlined in Tab 5, and include the suggested responses. Prior to the initial meeting, Linda Robinson strongly recommends that some "role playing" exercises be considered as a way to prepare for the unexpected. She would volunteer to role play the Mercury CEO. Tab 6 reviews some questions which are likely to be asked either in the meeting or the phone call to set up the meeting, with the suggested responses.


Initial Proposal (Tab 1)

We recommend going in offering a price in the "mid-$70s" ($75). At this time, we could justify a top-end price in the mid-$80s ($85). After reviewing a number of alternative deal structures, we recommend, for a friendly merger, a cash tender for 40% of the shares, with an option on an additional 11%, followed by a back-end merger using a stock-for-stock exchange for the remaining shares.


Credit Rating Summary

A preliminary summary of the credit rating post-merger is shown in Tab 7. UPR will be able to maintain a BBB- to a BBB+ rating, depending on the cash component (40% to 51%) and the purchase price ($75 to $85). The debt/book cap ranges from 55% to 61% in these scenarios. If the Chevron stock is excluded from the credit analysis, then debt/book cap stays below 50% in all scenarios.


Pressure Tactics Before Initiating an Unfriendly Tender Offer

The non-public approaches to apply pressure to the Mercury board of directors and CEO include: (1) refusal to sign a standstill agreement, (2) informal contact with a director, (3) teddy bear hug letter as attached in Tab 2, (4) establishing a toe-hold position in stock which could lead to (5) an HSR filing.

The public approaches to apply pressure short of a tender offer include: (1) communication with major constituencies and (2) press release of teddy bear hug letter.


Unfriendly Tender Offer

If UPR cannot make any progress on a confidential basis, then an unfriendly tender offer should be seriously considered. Because of the strong defenses Mercury has in place, a successful tender requires specific action by the board to (1) redeem or amend the shareholder rights plan, and (2) support the merger plan which removes the applicability of Section 203 of the Delaware General Corporation Law (requiring 85% control of outstanding shares). The board will only take this action

                                                                      HIGHLY
                                                                    CONFIDENTIAL

voluntarily if sufficient pressure exists for them to do so in execution of their fiduciary obligations. Their ultimate weapon in defending their decision will be the Just Say No tactic, which has been used successfully in several recent cases.

The recommended approach for an unfriendly tender offer is a cash tender in the mid-$70s for 51% of the shares, followed by a back-end merger using a stock-for-stock exchange for the remaining shares. This approach will be the most successful at stimulating the tender of shares and attracting arbitrage players who can exert pressure. This approach also has the possibility of a tax-free structure for the stock-for-stock exchange of 49% of the shares.

The tender offer would be accompanied by litigation to remove the shareholder rights plan and to declare Delaware 203 unconstitutional. The likelihood of winning is nil, but the litigation applies pressure to Mercury, and provides defense against an unfriendly venue if UPR gets sued.


Timing Considerations for an Unfriendly Tender Offer

The consensus of the Mercury Project Team is that a decision to go hostile should be made and executed before November 1997, in order to have time to get the shares tendered prior to the April 1998 shareholder meeting. It is at that meeting that the first vote of shareholder could occur on any issue critical to the merger. A decision could be made earlier, subject to completion of the initial requirements outlined in Tab 8. We are a couple of weeks away from the earliest possible time for commencing an unfriendly tender offer.

The primary benefits of waiting until November are to (1) use the 4/98 shareholder meeting as an additional pressure tactic, (2) establish a solid track record of diligently pursuing this merger, which helps build the "last resort" image of the resulting tender offer, and (3) the possibility of spending less time and expense in the litigation and media tasks. The risks of waiting until November are (1) a positive movement in stock price which diminishes the perceived premium paid, the pressure on the board to act and the reaction of the market to the offer, and (2) the time that Mercury will have to prepare their reactions.

The Olympus team feels that there is considerable risk to waiting until November if a hostile tender is required to motivate Mercury's board. There is more likely good news than bad news for Mercury, and a rising stock price is ultimately their best defense. An early strike would somewhat preserve the perception of our large current premium. The existence of our offer would blur the market's perception of any subsequent increase in stock price, for which we would naturally take credit.


Market Reaction to Unfriendly Tender Offer

A detailed analysis is in progress by Smith Barney, and should be completed by May 7. Preliminary thinking is that the Mercury shareholders would react very positively. UPR stock will probably weaken somewhat in the short term, due to the magnitude of the deal and the market's uncertainty about the implications for UPR. We will need to do a thorough job of communicating the rationale and the specifics of the merger. Once the market understands and gets comfortable with the merger, UPR stock price should recover and appreciate.

                                                                       HIGHLY
                                                                    CONFIDENTIAL


Copies to:

Union Pacific Resources
-------------------------------------
Dick Eales
Joe LaSala
Sam Smith
Karl Nesselrode
Mike Auflick
Kerry Brittain
Mark Jones

Smith Barney
-------------------------------------
Chad Weiss
Ralph Watts
Fred Pevow

Morgan, Lewis & Bockius
-------------------------------------
Howard Shecter

Skadden, Arps, Slate, Meagher & Flom
-------------------------------------
Paul Schnell

Robinson, Lerer & Montgomery
-------------------------------------
Linda Robinson
Don Nathan

                                                                       HIGHLY
                                                                    CONFIDENTIAL

                 RECOMMENDED DEAL TERMS - INITIAL CONVERSATION

Price:
         Mid-70's opener. This is roughly a 50% premium to 5/1/97, and should be high enough to get their attention (making it difficult to rely on Just Say No defense), but still provide headroom to negoitate.


Consideration:
         Optimum form of consideration for UPR is 40% cash and 60% stock, to provide maximum cash flow accretion within investment grade debt levels.

Transaction Structure:
         The preferred structure is a two-step transaction with an up-front cash tender for 40% of the shares (with appropriate conditions), followed by a back-end merger for the remaining 60%. The deal should include an option to purchase up to 11% of the shares (to a total of 51%). The advantages over a one-step cash/stock exchange for shares are 1) a quicker lock-up of enough shares to discourage poachers, 2) greater likelihood that arbs will quickly move in to apply pressure, and 3) the potential for a tax-free exchange on the back-end.

Strategic Plan for Businesses:
         Virtually all current initiatives in both companies will continue.
         UPR would substantially increase domestic E&P capital spending, and be prepared to fully fund international successes. UPR views the product and franchise businesses very favorably, and are prepared to fund future strategic expansions such as the recent joint venture in Louisiana. Our intention is to accelerate, not redirect the strategic initiatives of both companies.

Role of Senior Management:
         The strongest team will be assembled from the best of both companies. Significant incentives would be put in place. UPR feels strongly about leading the domestic E&P business strategy, but would value your input. We'd like your advice on international E&P leadership. Your core management team for the product and franchise businesses should stay in place.

Plan for Employees:
         The two organizations are very complementary, with minimal overlap. Dramatic action should not be necessary. Our joint management team will select the best from both companies. Benefit programs will be maintained or improved. The combined company will provide enhanced opportunities for employees. If some reductions are justified, severed employees will be treated very fairly, including attractive severance packages and out-placement assistance.

Board Composition:
         In addition to the seat given to the CEO, one to two additional board seats could be added.

Timetable:
         We are ready to begin work immediately, and can reach an agreement within 2-3 weeks.

Role of Mercury CEO:
         Naturally, I am open to your suggestions, but my thoughts are:
         - Vice-Chairman, seat on the Board of Directors
         - President and Chief Operating Officer of the Products and Franchise Businesses
         - Remain located in Houston

                                 JAMES L. PATE

                            BIOGRAPHICAL INFORMATION

                                       &

                              COMPENSATION PROFILE






                                                                 CONFIDENTIAL

                            MERCURY CEO - BACKGROUND


1.      Joined Mercury in 1976, age 40.

2. Joined as Chief Economist; later named Treasurer, in 1985 became Senior Vice President, Finance. In March 1990, became President and CEO. Chairman (replacing Hugh Liedtke) in May 1994.

3.      Background:

                Monmouth College - Undergraduate
                Indiana University - Graduate Study
                        in business economics and public policy
                Professor of Economics - Monmouth College
                Federal Reserve Bank of Cleveland - Senior Economist
                B. F. Goodrich - Director of Business Research
                        and Chief Economist
                U. S. Assistant Secretary of Commerce
                        Appointed in 1974 by President Ford
                Special Advisor to White House - 1975




                                                                 CONFIDENTIAL

                                JAMES L. PATE

                VALUE OF CURRENT STOCK, SAR, & OPTION HOLDINGS


                                            VALUE AT 12/31/96  AVERAGE OPTION/ VALUE AT 4/25/96       VALUE AT      DELTA BETWEEN
                                SHARES       ($56.50/SHARE)       SAR BASIS     ($47.375/SHARE)    $70.00/SHARE     CURRENT & $70
                            ===============  ===============   ===============  ===============   ===============  ===============
RESTRICTED STOCK HELD                22,000  $     1,243,000                NA  $     1,042,250   $     1,540,000  $       497,750
UNRESTRICTED STOCK HELD               3,614  $       204,191                NA  $       171,213   $       252,980  $        81,767
EXERCISABLE OPTIONS/SAR'S           181,883  $       594,400   $         53.23  $             0   $     3,049,821  $     3,049,821
UNEXERCISABLE OPTIONS/SAR'S         156,667  $     2,303,800   $         41.79  $       874,214   $     4,418,805  $     3,544,591

TOTAL VALUE OF HOLDINGS                      $     4,345,391                    $     2,087,677   $     9,261,605  $     7,173,928

                          SUMMARY COMPENSATION TABLE

                                                                                 OTHER ANNUAL    RESTRICTED STOCK    OPTIONS/SARS
                                 YEAR            SALARY          CASH BONUS      COMPENSATION     AWARDS (SHARES)     (SHARES)
                            ===============  ===============   ===============  ===============   ===============  ===============
                                 1996           $708,500          $739,500        $190,900             9,500            100,000
                                 1995           $656,500          $      0        $218,200             6,000             85,000
                                 1994           $626,500          $204,000                             2,500                  0
                                 1993           $592,500          $385,000                             4,000             55,000
                                 1992           $552,900          $267,500                             3,880             36,000
                                 1991           $500,000          $150,000                             3,350             44,000

NOTES:

Restricted Stock is awarded January 1st of each year and takes a period of 5 years to vest.

Options and SAR's are granted December 31st of each year and vest at the rate of 1/3 of the total per year.

There is a current moratorium on the exercise of options and SAR's.

Upon a takeover all vesting requirements are waived and all options/SAR's become exerciseable.

Other income includes an annual perquisite allowance of $59,400, the usage of company aircraft for private purposes, and club membership fees and dues.



CONFIDENTIAL

                                 JAMES L. PATE
                               SUMMARY BIOGRAPHY

Age at 3/31/97:           61 years old

? - 1968         Economics Professor - Monmouth College, Illinois

1968-1972        Senior Economist - Federal Reserve Bank of Cleveland

1972-1974        Director of Business Research & Chief Economist - B.F.
                 Goodrich Company

1974-1975        Assistant Secretary of Commerce - Gerald Ford Administration
                 Chief Economist and principal economic advisor to Secretary of Commerce

1975-1976        Special Adviser to the White House

1977-1981        Chief Economist - Pennzoil

1981-1985        Treasurer - Pennzoil

1985-1989        Senior Vice President Finance & Treasurer - Pennzoil

1989             Elected to Pennzoil Board of Directors

5/89-3/90        Executive Vice President (Put in charge of E&P. Viewed as a reduction in CEO McDonald's responsibilities)

Feb 1990 Named Chief Operating Officer - Pennzoil (Responsible for all of Pennzoil's operating divisions and corporate activities)

March 1990       Named President & Chief Executive Officer after sudden
                 retirement of Randal B. McDonald (McDonald saddled with the responsibility for the failure of the $250 million Purolator acquisition since sold by Pennzoil). Liedtke remained
                 Chairman and was still viewed as the executive calling the shots.

May 1994         Liedtke retires. Pate named as Pennzoil Chairman and CEO.

10/31/95 Bought 2000 shares of Pennzoil at $38/share after Pennzoil stock price plummeted upon announcement of cut in the annual Pennzoil dividend. (Explained that he could not buy more at the time because he still had 3 kids in graduate school.)

1995             Received no cash bonus in 1995.

1996 Received record cash bonus of $739,500 in 1996 as well as 9500 shares of restricted stock and 100,000 stock options with at trigger price of $39.625 per share.

                                 JAMES L. PATE
                               SUMMARY BIOGRAPHY

2/96             Elected to Bowater Inc. Board of Directors (Bowater is U.S.
                 largest producer of newsprint.)

4/24/97          Up for re-election to the Board of Directors.

Education:       Undergraduate studies at University of Maryland
                 Undergraduate degree from Monmouth College

                 Masters degree in Business Economics and Public Policy from Indiana University

Other:           Member of Rice University Board of Governors
                 Member of Monmouth College Senate
                 Academy of Alumni Fellows at Indiana University
                 Corporate Governance Task Force of the Business Roundtable National Petroleum Council
                 All-American Wildcatters
                 Executive Committee and Board of Directors of American Petroleum Institute Board of Trustees of the
                 Houston Museum of Natural Science
                 Author of numerous books and articles on economics and finance

HIGHLY CONFIDENTIAL

                    KEY QUESTION/ARGUMENTS THAT MAY BE RAISED
                               BY THE MERCURY CEO

[ ] Why is there any urgency to moving forward? Is there any particular reason you can't give me a few months to focus on other priorities and give this the consideration it merits?

         We are prepared to offer your shareholders a substantial premium right now. It seems appropriate that we meet to discuss our proposal in detail.

[ ] The time is not right. We've just begun implementing a strategic plan that will deliver real value to our shareholders.

         We understand and applaud your recent initiatives. However, combined with UPR you will achieve for your shareholders immediately what could otherwise take several years. UPR intends to accelerate, not change, your strategic initiatives, so that your shareholders and our will also enjoy upside potential.

[ ] Let me turn this around. Would you consider an offer from our organization?

         Of course. My job is to increase shareholder value, and assess the merits of alternative ways to do that.

[ ]      Would this be a merger of equals in fact - or in lip service only?

         This is a merger of two very complimentary companies, with strengths provided and capitalized on by both parties. However, the structure we are proposing, including a substantial cash component, really does not fall within the description of "merger of equals".

[ ]      What are the guarantees that it would be a merger of equals?

         We would guarantee that a top management team composed of the best of both companies would be quickly put in place. You would be part of this team, which would develop the remaining organizational structure.

[ ]      How, specifically, would you propose to absorb our company?

         The top priority would be to keep the current drilling activity going, and quickly identify additional investment opportunities. We believe that there is significant potential to increase production and reserves through additional investment. The E&P staffs would be combined where appropriate, but we would envision keeping an office in Houston for the Gulf of Mexico and International.

[ ] Doesn't the global scope and experience of our operations pose any particular challenge for your company, given its focus?

HIGHLY CONFIDENTIAL


         In fact, your excellent global exploration position is extremely attractive to us. We are currently initiating activities in South America and your scope and experience would be valuable to those efforts. Our current focus and expertise in the US would add value to those parts of your operations.

[ ] Arguably, one of our greatest strengths is our international positioning, as well as our experience there. We are, for example, pretty adept at assessing international risks and rewards in some fairly challenging parts of the world. How will you add to that kind of capability and help us build on it better than we can on our own?

         We do not have some of your skills and experience currently. But, we have some key skills to contribute, such as horizontal drilling and 3-D seismic applications. We also have one of the largest mid-stream operations in the US. Top it off with our strong balance sheet and cash flow, and we can substantially add to your existing skills and knowledge in assessing international opportunities.

[ ]      Do you have the management depth and breadth to absorb our company?

         I don't think absorb is the right verb to use. We envision a powerful business combination. We possess a management team which has presided over the most active drilling machine in the US for the past five years, and which has doubled production, while halving operating and administrative costs. Our record speaks for itself. We also believe that your company already has the management in place to continue to strengthen and grow your premier products and franchise businesses.

[ ] Don't you have too much on your plate, since you just went public, to work effectively with us to build the kind of efficient, highly competitive company you envision?

         On the contrary, it has little impact. While we went public in October 1995, we've been an independent operating company since 1969 when we became a wholly owned subsidiary of Union Pacific. And the distractions now are actually less than before. We consistently delivered results through both our IPO and spin-off periods.

[ ] How, specifically, would you combine the E&P businesses at the management and operating level?

         East Texas, South Texas and West Texas would be combined with our existing operations, run out of Fort Worth. Our Gulf of Mexico and International operations would move to Houston. We, like you, are strong believers in teamwork and process improvement. However, we also see, and have proven, the advantages of autonomous, accountable business units. The general managers of our business units have authority for over 95% of their capital spending, and full P&L responsibility. This is the key to our speed, and our productivity.

[ ] What would be your plans for the non-E&P businesses - specifically? Do you see them as

HIGHLY CONFIDENTIAL


         part of the combined company in, say, five years?

         We like your current direction. We are open to your thoughts on how to maximize the value of these businesses. Our advisors have told us about other possible structures, but it looks to be preferable to wait a couple of years before any decision is made.

[ ] Your focus certainly has not been the kind of brand-name marketing that is a significant portion of our experience and strength. How are you going to be able to capitalize on these assets of ours?

         The Mercury name is one of the best-known in the world, certainly much more widely recognized than UPR. We are intrigued by the possibilities, including keeping your company's name for the combined company. Our strategic plan includes expanding in gas transportation, processing and energy marketing. Your skills in brand-name positioning would be a tremendous asset to these initiatives. In addition, you personally have spent a lot of time in this area.

[ ] Are you suggesting that somehow we have under performed and you are going to come in and accomplish what we have not?

         Well, I'm sure you would agree that you were not handed a company in strong shape when you took over. I believe, and apparently so does the investment community, that you have done a superb job of turning around the company. You have it on the right path. Nevertheless, I believe that with our financial strength and unique skills we can add value and accelerate your growth.

[ ] Where, specifically, do you think we could benefit from your expertise and experience more than we have on our own?

         We have extensive 3-D seismic experience, which includes more than 5,000 square miles of data. We have extensive horizontal drilling experience, which includes more than 1,400 wells, more than any other company in the world. We have extensive gathering and processing experience, which includes more than $700MM in assets and interests in 28 gas processing plants.

         We could benefit from your EOR expertise, and your frac-pack experience in the Gulf of Mexico. We could also benefit from your international experience, brand name marketing, and brand name awareness.

[ ]      How would you and I interact in the combined entity?

         Jack has to answer this.

[ ] How similar or different do you think our cultures are, and how would you integrate them?

HIGHLY CONFIDENTIAL


         Our cultures have more similarities than differences. Our people have worked with yours on many occasions, and feel very comfortable with their approach to business and technology. By combining the best of both companies, and integrating our people in a well-balanced manner, we will create a new culture. This will be part of the continuous change that both our organizations have been undergoing. One of the keys to integrating the cultures is for us the top management team to be seen working together, and be made up of a balanced mix of your and our managers. The creation of incentives for business performance will be a key to getting past the us vs them phase which occurs in all mergers.

[ ] What, specifically, would be the financial structure of the transaction?

         We would propose a two-step structure. The first step would be a cash tender for up to 40% of the outstanding shares at around a 50% premium to today's price, with an option to purchase an additional 11% shares for cash. The remaining shares would be acquired in a stock-for-stock merger (tax free) after receiving the appropriate approvals. We would lock in the exchange ratio at the time of agreement, subject to adjustments due to price fluctuations within certain ranges.

[ ] How would you manage such a deal financially? What happens to your balance sheet? Doesn't it change fairly dramatically? Why should we accept your stock?

         Our balance sheet quite honestly could use some more debt. The combined entity would be much stronger than Mercury is today. Our stock has performed well relative to our peers, and we have received favorable reviews in the press, with most analysts targeting us in the low to mid $30s.

[ ] How do you keep from having some fairly serious dilution to your shareholders?

         Although this would be somewhat earnings dilutive, it would be cash accretive, which is the key measure for E&P companies. We've examined recent E&P mergers, and have concluded that a cash flow accretive deal will improve the stock price on announcement, despite earnings dilution. Due to our recent spin-off from UP, we are in a purchase accounting position, which will result in a step-up basis for book depreciation. However, this does not affect cash flow, and overall earnings are still in acceptable ranges. We conclude that both Mercury and UPR shareholders will vies this merger very favorably.

HIGHLY CONFIDENTIAL

                           UPR + MERCURY COMBINATION
-------------------------------------------------------------------------------
                     PRELIMINARY CREDIT ANALYSIS (5/2/97)

                                              DEAL                 DEAL
                                             TARGET               CEILING
                                           -----------         -----------
Mercury Stock Parameters
May 2nd Closing Price ($/sh)               $    49.625         $    49.625
Transaction Offer Price ($/sh)             $    75.000         $    85.000
Premium to Market (%)                             51.1%               82.3%

UPR Stock Parameters
May 2nd Closing Price ($/sh)               $    27.875         $    27.875
Transaction Exchange Price ($/sh)          $    28.000         $    28.000
Premium to Market (%)                              0.4%                0.4%

Current UPR/Mercury Exchange Ratio    1.780 UPR shares    1.780 UPR shares
Implied UPR/Mercury Exchange Ratio    2.679 UPR shares    3.036 UPR shares


OPTION A - FRIENDLY

- Two Step Approach
- Cash Tender For 40% of Mercury Equity
- Back End Merger; UPR Stock For 60% of Mercury Equity

                                         TARGET ($75/sh)             CEILING ($85/sh)
                                   --------------------------    --------------------------
COMBINED UPR + MERCURY                1997            1998          1997           1998
                                   -----------    -----------    -----------    -----------
Disc. Cash Flow/Share              $      4.84    $      4.97    $      4.66    $      4.78
Debt/Market Capitalization                  34%            33%            35%            34%
Debt/Book Capitalization                    56%            55%            55%            55%
Debt/EBITDAX                        2.42 Times     2.37 Times     2.52 Times     2.48 Times
EBITDAX/Interest Expense            5.74 Times     5.63 Times     5.47 Times     5.37 Times

PROJECTED CREDIT RATING             BBB+           BBB+           BBB            BBB

OPTION B - HOSTILE

- Two Step Approach
- Cash Tender for 51% of Mercury Equity
- Back End Merger; UPR Stock For 49% of Mercury Equity


                                         TARGET ($75/sh)             CEILING ($85/sh)
                                   --------------------------    --------------------------
COMBINED UPR + MERCURY                1997            1998          1997           1998
                                   -----------    -----------    -----------    -----------

Disc. Cash Flow/Share              $      5.00    $      5.13    $      4.82    $      4.95
Debt/Market Capitalization                  36%            35%            37%            37%
Debt/Book Capitalization                    61%            60%            60%            60%
Debt/EBITDAX                        2.63 Times     2.59 Times     2.77 Times     2.73 Times
EBITDAX/Interest Expense            5.22 Times     5.13 Times     4.95 Times     4.85 Times

PROJECTED CREDIT RATING             BBB            BBB            BBB-           BBB-

NOTE: ANALYSIS CONSERVATIVELY ASSUMES THAT UPR IS GIVEN NO CREDIT FOR THE VALUE OF ITS LAND GRANT HOLDINGS AND THE CHEVRON DEBENTURES ARE CONSIDERED AS A FULL DEBT BURDEN. EXCLUDING THE CHEVRON DEBENTURES, DEBT/BOOK CAPITALIZATION ON 50% OR LESS IN ALL THE ABOVE CASES.

                        MARKET CREDIT PERSPECTIVE OF UPR
--------------------------------------------------------------------------------


UPR AT 5/2/97
-------------
First Call Consensus Cash Flow / Share                  $4.58
Debt / Market Capitalization                             7.47%
Debt / Book Capitalization                              26.02%
Debt / EBITDAX                                           0.45 Times
EBITDAX / Interest Expense                              30    Times

Credit Rating                                           A to A-



HIGHLY CONFIDENTIAL

OPTION A - FRIENDLY         $75.00/SH(TARGET)                     PRELIM. 5/2/97

COMBINED UPR + MERCURY:                         1997       1998
-----------------------                         ----       ----
 DCF/Share                                      $  4.84    $  4.97
 Debt/Market Cap                                     34%        33%
 Debt/Book Cap                                       56%        55%

 DCF/Debt                                          0.33       0.34
 Debt/EBITDAX                                      2.42       2.37
 EBITDAX/Interest Expense                          5.74       5.63
                                                -------    -------
UPR Discretionary Cash Flow                       1,159      1,159
Mercury DCF                                         438        480
Combined DCF/Share                              $  4.84    $  4.97
                                                -------    -------
UPR Market Equity                                 6,996      6,996
UPR Book Debt                                       694        378
Mercury Market Equity at P/CF-         6          2,626      2,879
Mercury Debt                                      4,160      4,445
Combined Debt/Market Cap                          33.53%     32.18%
                                                -------    -------
UPR Book Equity                                   1,795      2,074
Mercury Book Equity                               2,084      1,927
Combined Debt/Book Cap                            55.59%     54.66%
                                                -------    -------
UPR EBITDAX                                       1,283      1,232
UPR Interest Expense                                 50         51
UPR DCF/Debt                                       1.85       3.26
UPR Debt/EBITDAX                                   0.54       0.31
UPR EBITDAX/Interest Expense                      25.70      24.21
Combined DCF/Debt                                  0.33       0.34
Combined Debt/EBITDAX                              2.42       2.37
Combined EBITDAX/Interest Expense                  5.74       5.63


HIGHLY CONFIDENTIAL

OPTION B - HOSTILE      $75.00/SH(TARGET)                         PRELIM. 5/2/97

COMBINED UPR + MERCURY:                         1997       1998
-----------------------                         ----       ----
 DCF/Share                                      $  5.00    $  5.13
 Debt/Market Cap                                     36%        35%
 Debt/Book Cap                                       61%        60%

 DCF/Debt                                          0.30       0.31
 Debt/EBITDAX                                      2.63       2.59
 EBITDAX/Interest Expense                          5.22       5.13
                                                -------    -------
UPR Discretionary Cash Flow                       1,159      1,159
Mercury DCF                                         416        458
Combined DCF/Share                              $  5.00    $  5.13
                                                -------    -------
UPR Market Equity                                 6,996      6,996
UPR Book Debt                                       694        378
Mercury Market Equity at P/CF-         6          2,496      2,746
Mercury Debt                                      4,590      4,895
Combined Debt/Market Cap                          35.76%     35.12%
                                                -------    -------
UPR Book Equity                                   1,795      2,074
Mercury Book Equity                               1,653      1,477
Combined Debt/Book Cap                            60.52%     59.75%
                                                -------    -------
UPR EBITDAX                                       1,283      1,232
UPR Interest Expense                                 50         51
UPR DCF/Debt                                       1.85       3.26
UPR Debt/EBITDAX                                   0.54       0.31
UPR EBITDAX/Interest Expense                      25.70      24.21
Combined DCF/Debt                                  0.30       0.31
Combined Debt/EBITDAX                              2.63       2.59
Combined EBITDAX/Interest Expense                  5.22       5.13


HIGHLY CONFIDENTIAL

        DOCUMENTS/TASKS NECESSARY TO COMMENCE UNFRIENDLY TENDER OFFER
                                 May 2, 1997


                                                                                          Principal Parties
   Document                       When Needed                        Status                  responsible
------------------            ------------------            ----------------------        -----------------
Bear Hug Letter               Day One                       We have a draft bear          Olympus, Law,
Teddy Bear Letter                                           hug letter seeking to         ML&B, SB, SA
                                                            force negotiations
                                                            w/o commencing a
                                                            tender.  Can be
                                                            revised on short
                                                            notice.

Letter to Mercury             Day One                       Not drafted                   Law, Olympus,
shareholders                                                                              ML&B, RLM, SA, SB

Tender Offer                  Day One                       Second draft in               Law, ML&B, SA, SB
Statement (Schedule                                         progress
14D-1)

Form S-4                      Day One (may                  Not drafted                   Olympus, Law,
                              change dependent                                            Finance, ML&B,
                              on structure of                                                SA, SB
                              transaction)

HSR Filing                    Day One                       Work has begun on             Law, ML&B
                                                            filing and 4(c)
                                                            documents

HSR notification              Day One                       Not drafted                   Law, ML&B
letter to Mercury

Litigation                    Day One?                      Strategy discussions          Law, SA, ML&B
Strategy/Preparation                                        ongoing, nothing
                                                            drafted

Public Relations              Day One                       "Rationale for deal"          RLM, Olympus,
campaign                                                    document complete;            Shareholder
                                                            other strategies (press       Relations, Public
                                                            communications,               Relations
                                                            government, analyst
                                                            and shareholder)
                                                            in progress; press
                                                            release not drafted

Board Book                    One week before Day           Presentations in              Olympus, Law,
                              One                           progress, resolutions         ML&B, SA, SB
                                                            not drafted

Financing                     One week before Day           In progress                   SB, Finance
                              One

Select third party            Two weeks before              Not done.                     Olympus, Law
agents, vendors               Day One                       Information agent,
                                                            forwarding agent,
                                                            depositary,
                                                            commercial printer.




HIGHLY CONFIDENTIAL

                         Mercury Project Contact List

Union Pacific Resources                                 Skadden, Arps, Slate, Meagher & Flom LLP
801 Cherry Street, Fort Worth, Texas 76102              919 Third Avenue
(P.O. Box 7, 76101-0007, M.S. 2503)                     New York, NY 10022-3897

Smith Barney Inc.                                       Robinson Lerer & Montgomery
388 Greenwich Street (34th Floor)                       75 Rockefeller Plaza - 6th floor
New York New York 10013                                 New York, NY 10019

Morgan, Lewis & Bockius LLP
2000 One Logan Square
Philadelphia, PA 19103-6993


                         Mercury Project Contact List


------------------------------------------------------------------------------------------------------------------
Name/Title              Company         Phone           Fax             E-Mail-Work             Home
------------------------------------------------------------------------------------------------------------------
Jack Messman            UPR             817-877-7516    817-877-7566    jlmessman@uprc.com      817-370-0252
Chairman

George Lindahl III      UPR             817-877-7573    817-877-7566    glindahliii@uprc.com    817-738-7046
President & COO

Dick Eales              UPR             817-877-7588    817-877-7522    v._r._eales@uprc.com    817-732-7593
Exec. VP

Sam Smith Jr.           UPR             817-877-7511    817-877-7566    mbsmith@uprc.com        817-294-7865
VP & CFO

Karl Nesselrode         UPR             817-877-7104    817-877-6191    klnesselrode@uprc.com   817-581-0059
Dir. Olympus

Mike Auflick            UPR             817-877-7244    817-877-6191    mcauflick@uprc.com      817-265-0065
Mgr. Deal Struc.

Dan Sprouse             UPR             817-877-7103    817-877-6191    dpsprouse@uprc.com      817-283-6522
Mgr. Strateg. Advisor


CONFIDENTIAL

                         Mercury Project Contact List


------------------------------------------------------------------------------------------------------------------
Name/Title              Company         Phone           Fax             E-Mail-Work                     Home
------------------------------------------------------------------------------------------------------------------
Tom Heinzler            UPR             817-877-6592    817-877-6191    ctheinzler@uprc.com             817-459-2467
Mgr. Merg & Acquis.

Steve Broder            UPR             817-877-6857    817-877-6191    srbroder@uprc.com               972-732-0868
Sr. Associate

Andy Katz               UPR             817-877-6800    817-877-6191    aekatz@uprc.com                 817-451-7830
Transition Mgment.

Joe LaSala              UPR             817-877-7557    817-877-7522    jalasala@uprc.com               817-370-9421
VP & Gen. Counsel

Kerry Brittain          UPR             817-877-7540    817-877-7522    krbrittain@uprc.com             817-763-8687
Asst. Gen Counsel

Mark Jones              UPR             817-877-7595    817-877-7522    markjones@uprc.com              817-332-8657
Attorney

Barabara Turley         UPR             817-877-6614    817-877-6021    barbaraj.turley@uprc.com        817-441-9619
Tax

John Thompson           UPR             817-877-6616    817-877-6021    john_d._thompson@uprc.com       817-465-5380
Tax

Ralph Watts             SB              212-816-8706    212-816-7475    Ralph_Watts@SMB.com             914-472-1417
Mg. Director

Chad Weiss              SB              212-816-8812    212-816-7949    Charles_Weiss@SMB.com           516-624-8973
Mg. Dir. Energy

Fred Pevow              SB              212-816-8165    212-816-7470     Frederick_Pevow@SMB.com         212-861-3605
Director

Vince Cubbage           SB              212-816-7393    212-816-7457    Vincent_Cubbage@SMB.com         212-666-5906
Vice President


CONFIDENTIAL

                         Mercury Project Contact List


-------------------------------------------------------------------------------------------------------------------------------
Name/Title              Company         Phone           Fax                     E-Mail-Work                     Home
-------------------------------------------------------------------------------------------------------------------------------
Peter Marquis           SB              212-816-7840    212-816-7475            Peter_Marquis@smSMB.com         212-541-9080
Associate

Howard Shecter          ML&B            212-309-6384    212-309-7044            shec5442@mlb.com
                                        215-963-5442    215-963-5444                                            215-735-5442

Jeff Klauder            ML&B            215-963-5694    215-963-5299            klau5694@mlb.com

Bob Comfort             ML&B            215-963-5210    215-963-4444            comf5210@mlb.com

Paul Schnell            SASM&F          212-735-2322    212-735-3597            pschnel@skadden.com             212-799-2272
                                                                                                                917-951-3064 mbl

Rich Grossman           SASM&F          212-735-2116    212-735-3645            rgrossm@skadden.com

Jon Lerner              SASM&F          212-735-2550    212-735-3013            jlerner@skadden.com

Linda Robinson          RLM             212-484-6794    212-484-7765 W          lrobinso@rlmnet.com             212-751-4063
                                                        212-751-4083 H                                          860-868-0389
                                                        860-868-2775 H

Walter Montgomery       RLM             212-484-6721    212-484-7765 W          wmontgom@rlmnet.com             914-591-5012
                                                        914-591-4075 H                                          914-591-8797
                                                        917-996-7696 pgr                                        917-856-8122 mbl

Don Nathan              RLM             212-484-7782    212-484-7765 W          dnathan@rlmnet.com              212-267-8408
                                                        212-571-6172 H

John Burke              RLM             212-484-7541    212-484-7765 W          jburke@rlmnet.com               914-693-8754
                                                        914-674-8559 H

Jim Badenhausen         RLM             212-484-7205    212-484-7765 W          jbaden@rlmnet.com               201-891-4834 or
                                                        201-891-4834 H                                          201-848-9737
                                                        888-586-6369 pgr



CONFIDENTIAL

                         Mercury Project Contact List


-------------------------------------------------------------------------------------------------------------------------------
Name/Title              Company         Phone           Fax                     E-Mail-Work                     Home
-------------------------------------------------------------------------------------------------------------------------------
John Franklin           RLM             212-484-7693    212-484-7765 W          jfrankli@rlmnet.com             718-852-8108
                                                                                bede00769@aol.com (H)

Steve Sigmund           RLM             212-484-7230    212-484-7765 W          ssigmund@rlmnet.com             212-684-6624
                                                        888-425-1887 pgr

Ben Dworkin             RLM             212-484-7966    212-484-7765            bdworkin@rlmnet.com             201-222-9101
-------------------------------------------------------------------------------------------------------------------------------


CONFIDENTIAL